SICHENZIA ROSS FRIEDMAN FERENCE LLP

                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
                 TEL 212 930 9700 FAX 212 930 9725 WWW.SRFF.COM

                                 March 22, 2006

Via Edgar
---------
Karl Hiller, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street. NE, Mail Stop 7010
Washington, DC 20549

      Re:   Bravo! Foods  International Corp.
            Registration Statement on Form SB-2
            Filed December 21, 2005
            File No. 333-130535

            Form 10-KSB for the Fiscal Year Ended December 31, 2004 Filed March 22, 2005
            File No. 000-25039

Dear Mr. Heller:

      This firm is special securities counsel to Bravo! Foods International Corp. (the "Company"). This letter is in response to your verbal comments provided to the Company in our telephone conference of Tuesday, March 21, 2006.

Item 1 Scope of Review

      We understand that you are only reviewing filings that have been submitted to the SEC as of he date hereof and that you may have further comments on the Form 10-KSB for the year ended December 31, 2005. Notwithstanding that possibility, we have incorporated the known changes resulting from your current review in our 2005 report that will be part of the Company's pending Form SB-2 registration statement.

Item 2 Balance Sheet Correction

      We have made the requested changes with respect to the 2004 and 2005 development costs. (See Exhibit No 1)

Item 3 Slotting Fees Disclosure

      We have reproduced the slotting fee accounting policy in the notes to the financial statements for 2005 as set forth in our response to Item 5 of your comment letter of February 15, 2006.

Item 4 Product Development Costs

      We have made the appropriate changes, as requested. (See Exhibit No 1)

Item 5 EITF 00-19 2005 Issuances

         November 2003 Convertible Notes and Warrants (filed ) April 2004 Convertible Notes and Warrants (filed ) June 2004 Convertible Notes and Warrants (filed ) October 2004 Convertible Notes and Warrants (filed ) December 2004 Convertible Notes and Warrants (filed )

         Relevant Provisions

----------------------------------------- --------------------------------------------------- ---------------
Features /
Characteristics                           Description                                         Status
----------------------------------------- --------------------------------------------------- ---------------
Para. 1           Interest Rate           8% simple interest; failure to pay monetary         unmodified
Note                                      amounts under Note results in increase of
                                          interest rate to 15%

----------------- ----------------------- --------------------------------------------------- ---------------
Preamble          Payments                Note payable at maturity                            unmodified
Note

----------------- ----------------------- --------------------------------------------------- ---------------
Para 2.1(b)       Conversion              Fixed                                               unmodified
Note

----------------- ----------------------- --------------------------------------------------- ---------------
Para 7.1          Conversion              Requires delivery of common stock without           unmodified
Subscription                              restrictive legend but permits settlement with
Agreement                                 other than registered shares

----------------- ----------------------- --------------------------------------------------- ---------------
Para 2.3          Conversion Limitation   The number or shares resulting from a conversion    unmodified
Note                                      plus the number of common  shares then owned by
                                          the holder may not exceed 9.99% of the total
                                          issued and outstanding common shares of the
                                          Company

----------------- ----------------------- --------------------------------------------------- ---------------
Para 2.1(a) Note  Adjustments             Splits, combinations and reclassifications shall    unmodified
                                          result in a proportionate adjustment of the
                                          conversion price to achieve the same economic
                                          value as prior to the defined events.  Holders
                                          shall have rights equivalent to holders of prior
                                          event common holders upon mergers or sale of
                                          corporate property substantially as an entirety.

----------------- ----------------------- --------------------------------------------------- ---------------
Para 7.4          Posting Collateral      Required only if Company refuses to convert upon    unmodified
Subscription                              a claim of unlawful activity by holder and seeks
Agreement                                 injunction against holder.  Bond requirement
                                          equivalent to 130% of Stated Value of conversion
                                          in question.

----------------- ----------------------- --------------------------------------------------- ---------------
Para 7.5          Buy In                  Holder has the right to cover non-delivery of       unmodified
Subscription                              common upon conversion through purchases in open
Agreement                                 market.  Company obligated to pay the difference
                                          between Stated Value of preferred
                                          sought to be converted and buy in cost
                                          plus 15% per annum interest until
                                          payment of differential by Company.
----------------- ----------------------- --------------------------------------------------- ---------------

----------------- ----------------------- --------------------------------------------------- ---------------
Para 7            Events of Default       o failure to pay money to holder when due           unmodified
Note                                      o material breach o material misrepresentation
                                          o assignment f/b/o creditors o money
                                          judgment over $50,000 not discharged
                                          in 45 days o bankruptcy, insolvency
                                          etc. o failure to maintain listing o
                                          court order, SEC or NASD enjoining
                                          equity transactions o failure to
                                          deliver common stock on conversion o
                                          non-registration event

----------------- ----------------------- --------------------------------------------------- ---------------
Para 3            Events of Default       Acceleration of Note                                unmodified
Note              Penalty

----------------- ----------------------- --------------------------------------------------- ---------------
Para 7.2          Events of Default       Mandatory Redemption at option of holder,           unmodified
Subscription      Penalty                 mandatory redemption at cash amount equal to 130%
Agreement                                 of Stated Value or the number of common issuable
                                          upon conversion of an amount of Stated
                                          Value and accrued dividends at the
                                          conversion price in effect on the
                                          trading day prior to notice of
                                          redemption, multiplied by the average
                                          of the closing bid and ask prices for
                                          the common on the trading day prior to
                                          the notice.

----------------- ----------------------- --------------------------------------------------- ---------------
Para 7.2(c)       Delay in delivery of    Delay in delivery of common pursuant to             unmodified
Subscription      common -Penalty         conversion shall result on liquidated damages for
Agreement                                 economic loss of $100 per business day per
                                          $10,000 of Stated Value converted

----------------- ----------------------- --------------------------------------------------- ---------------
Para 11.1         Registration Rights     Piggy back and on demand requiring filing within    unmodified
Subscription                              30 days of closing and effectiveness 120 from
Agreement                                 closing.

----------------- ----------------------- --------------------------------------------------- ---------------
Para 11.4         Non-Registration        Payment in cash or stock at holder's option.        unmodified
Subscription      Events - Penalty        Penalty equals 1% for the first 30 days of
Agreement                                 default and 2% thereafter of Stated Value of
                                          preferred then owned for each 30-day period of
                                          default.

----------------- ----------------------- --------------------------------------------------- ---------------

      Convertible Feature

The instrument permits the issuer to settle in unregistered shares (paragraphs 14 - 18, EITF 00-19)

      Our November 2003 and all of our 2004 convertible notes (2003/2004 Convertible Notes) provide for the issuance of unregistered shares; the instrument does not require settlement in registered shares and. the contract does not preclude settlement in unregistered shares. As such, even assuming a failed registration statement, the instrument does not preclude delivery of unregistered shares and permits us to net-share settle the conversion by delivery of unregistered shares (paragraph 14).

      Our 2003/2004 Convertible Notes do not contain a provision similar to that discussed in paragraph 15 of EITF 00-19 that would allow a holder of our preferred to compel us to net -cash settle a preferred transaction using a valuation determined by the holder.

      Our 2003/2004 Convertible Notes do not provide for a penalty for the delivery of non-registered shares in settlement, as discussed in paragraph 16 of EITF 00-19. Para 7.2 of the Subscription Agreement, however, does provide for a monetary charge for failure to register the common underlying the 2003/2004 Convertible Notes. As noted in paragraph 16, if a settlement alternative includes a penalty (charge for non-registration) that would be avoided by other settlement alternatives (delivery of unregistered but unrestricted shares or a cashless exercise for our Warrants), the uneconomic settlement alternative should be discarded in classifying the instrument.

      Similarly, our 2003/2004 Convertible Notes do not require physical or net share settlement in registered shares, as discussed in paragraph 17 of EITF 00-19.

The issuer has sufficient authorized shares available to settle in its shares (paragraph 19, EITF 00-19) The instrument contains an explicit limit on the number of shares to be delivered in a share settlement (paragraphs 20 - 24, EITF 00-19)

      Conversions of our 2003/2004 Convertible Notes are at respective fixed conversion rates.

      The material contained in paragraphs 22 and 23 concerning the Task Force discussions of contact structures utilizing caps and cash settlements of excess value over the cap amount are not applicable to our 2003/2004 Convertible Notes.

There are no cash payments to the counterparty in the event that the issuer fails to make timely filings with the SEC (paragraph 25, EITF 00-19)

      Consistent with this point, there are no such provisions of our 2003/2004 Convertible Notes.

There are no cash settled "top-off" or "make whole" provisions (paragraph 26, EITF 00-19)

      Consistent with this point, there are no such provisions of our 2003/2004 Convertible Notes.

The contact requires net-cash settlement only where in the circumstances the holders of shares underlying also would receive cash in exchange fore shares (paragraph 27 - 28, EITF 00-19)

      There are no such provisions of our 2003/2004 Convertible Notes.

There are no provisions giving the counterparty greater rights than those of a shareholder of the stock underlying the instrument (paragraph 29 - 31, EITF 00-19)

      There are no such provisions of our 2003/2004 Convertible Notes.

There is no requirement to post collateral for any reason (paragraph 32, EITF 00-19)

      We have the right to seek an injunction to support our refusal to honor a conversion based on a claim of unlawful activity only upon the posting of a bond for 130% of the amounts of the respective 2003/2004 Convertible Notes. We are not required to post collateral to secure the potential claim of a holder. Our posting of a bond is only in connection with a potential claim that we may have against a holder. We believe that this condition is satisfied, since we are not required to post collateral except as to event that (i) cannot be compelled by a counterparty on an absolute basis, (ii) is within our absolute discretion and control and
      (iii) does not pertain to material term of the contract.

      Warrants Issued in Conjunction with Our 2003/2004 Convertible Notes

      Relevant Provisions

---------------------------------------- ---------------------------------------------------- ---------------
Features /
Characteristics                          Description                                          Status
---------------- ----------------------- ---------------------------------------------------- ---------------
Preamble         Exercise price          Fixed per common share                               unmodified

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 10          Exercise Limitation     The number or shares resulting from a conversion     unmodified
of Warrant                               plus the number of common  shares then owned by
                                         the holder may not exceed 9.99% of the total
                                         issued and outstanding common shares of the Company

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 3.1 and 4   Adjustments             Splits, combinations and reclassifications shall     unmodified
of Warrant                               result in a proportionate adjustment oft he
                                         conversion price to achieve the same economic
                                         value as prior to the defined events.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 9 of        Registration Rights     Piggy back and on demand requiring filing within     unmodified
Warrant                                  30 days of closing and effectiveness 120 from
                                         closing..

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 9 of        Non-Registration        Cash payment equal to closing ask price on trading   unmodified
Warrant          Events - Penalty        pay prior to notice of exercise, less exercise
references                               price.
Section 10 Sub
Agree

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 2.1 and     Cashless Exercise       Available to settle exercise in shares only during
2.2 of Warrant                           the pendency of a Non Registration Event as
                                         defined in Paragraph 11 of the Subscription
                                         Agreement
---------------- ----------------------- ---------------------------------------------------- ---------------

      The Warrants issued in conjunction with our 2003/2004 Convertible Notes provide for several alternative means of settlement that can be classified in two categories: first, if a registration statement is effective, the holder can exercise all or part of the Warrants with the payment of the appropriate exercise price in exchange for our common stock; and second, if no effective registration is available, the holder may (i) exercise all or part of the Warrants with the payment of the exercise price in exchange for common shares that are either restricted or, if available, unrestricted, or (ii) exercise all or part of the Warrant through a cashless exercise, or (iii) exercise all or part of the Warrants utilizing a combination of the foregoing methods (see Warrant Section 2.2). The provision for cashless exercises is significant in two respects: first, the cashless exercise allows a settlement in net shares while avoiding a cash settlement in circumstances that would otherwise require a cash settlement; and second, so long as no cash settlement is involved, through the use of the combination option ser forth above, the Rule 144 holding period is deemed to commence on the date that the Warrant was originally issued.

      The existence of the cashless exercise option in the Warrants issued in conjunction with our 2003/2004 Convertible Notes is expressly presented as an alternative method to a cash settlement for use "during the pendency of a Non Registration Event as described in Section 11 of the Subscription Agreement." (see Section 2.2 (c) of the Warrant) As noted in EITF 00-19, paragraph 16, if a settlement alternative includes a penalty (charge or redemption for non-registration) that would be avoided by other settlement alternatives (cashless exercise), the uneconomic settlement alternative should be discarded in classifying the instrument.

      The loss to the Company upon a cashless exercise is the aggregate exercise price of the Warrant. This loss is mitigated by the reduction in dilution of our equity that the holder correspondently uses to "pay" for the reduced number of common shares issued upon the cashless exercise. On the other hand, the loss to the Company upon a cash settlement compelled by an event of default potentially involves a mandatory redemption at 130% of the holder's aggregate investment. Clearly, the economic impact of the cashless exercise settlement method on the Company is significantly less than a cash settlement in these circumstances.

      Supplemental Considerations

      o     Is the instrument inside or outside of the scope of SFAS 150?

                  Our 2003/2004 Convertible Notes and Warrants do not fall into any of the three categories that are affected by SFAS 150: (1) the instruments do not provide for mandatory redeemable shares on an unconditional basis; (2) the instruments are not freestanding put options or forward contracts that obligate the Company to purchase its own shares; and (3) the instruments are not freestanding contracts that obligate the Company to pay with its own shares in amounts that are unrelated, either by a fixed dollar return or pegged to an unrelated designated index., or inversely related to the price of its shares.

      o With respect to freestanding warrants, does the warrant meet the definition of a derivative as defined by paragraph 6 of SFAS 133?

                  Yes.

      o Does the criteria set forth in paragraph 12 of SFAS 133 require the conversion feature to be bifurcated from the host contract and accounted for as a derivative?

                  Yes.

      o To the extent the criteria for bifurcation has been met, does the instrument qualify for the scope exception outlined in paragraph 11(a) of SFAS 133?

                  No.

      o Is the host contract a conventional convertible instrument as defined by paragraph 4 of EITE 00-19 and E1TF 05-02?

                  No. Our 2003/2004 Convertible Notes provide for the repayment of he notes in cash at the option of the holder.

      o Does the instrument include any provision that could require net-cash settlement? Refer to paragraphs 12 and 13 of EITF 00-19.

                  Yes, our 2003/2004 Convertible Notes provide for the repayment of he notes in cash at the option of the holder. While the Warrants include provisions that could require net-cash settlement upon a event of non-registration, they provide for an alternative share settlement that is significantly more beneficial to the Company than the uneconomic cash settlement.

      o Does the instrument require you to deliver registered shares? Refer to paragraphs 14 through 18 of EITF 00-19

                  No, neither the Notes nor the Warrant require delivery registered shares.

      o Do you have sufficient authorized and un-issued shares available to settle the warrant or embedded conversion option? Refer to paragraph 19 of EITF 00-19.

                  Yes, the Notes and the Warrants have fixed conversion/exercise prices a fixed or determinable number of shares.

      o Does the warrant or embedded conversion feature require you to have an explicit limit on the number of shares that will be delivered to settle the instrument? Refer to paragraphs 20 through 24 of EITF 00-19.

                  Yes, the Notes and the Warrants have fixed conversion/exercise prices a fixed or determinable number of shares.

      o Does the warrant or embedded conversion feature contain provisions that require cash payments in the event you do not make timely filings to the SEC? Refer to paragraph 25 of EITF 00-19.

                  No such provisions exist in our 2003/2004 Convertible Notes or Warrants.

      o Does the warrant or embedded conversion feature contain "top-off" or "makewhole" provisions? Refer to paragraph 26 of EITF 00-19.

                  No such provisions exist in our Series 2003/2004 Convertible Notes or Warrants.

      o Can the net-cash settlement provision only be triggered in circumstances where the holders of the shares underlying the instrument would also receive an equivalent amount of cash? Refer to paragraphs 27 and 28 of EITF 00-19.

                  No.

      o In the event of bankruptcy, does the warrant or embedded conversion feature provide the investor any creditor rights or rights greater than the rights of the holders underlying the shares? Refer to paragraphs 29 through 31 of EITF 00-19.

                  No such provisions exist in our 2003/2004 Convertible Notes or Warrants.

      o Does the warrant or embedded conversion feature require you to post collateral of any kind, other than an amount up to the maximum number of shares underlying the contract? Refer to paragraph 32 of EITF 00-19.

                  No such provisions exist in our 2003/2004 Warrants. With respect to 2003/2004 Convertible Notes, we have the right to seek an injunction to support our refusal to honor a conversion based on a claim of unlawful activity only upon the posting of a bond for 150% of the stated value of the Series I preferred stock sought to be converted. We are not required to post collateral to secure the potential claim of a holder. Our posting of a bond is only in connection with a potential claim that we may have against a holder. We believe that this condition is satisfied, since we are not required to post collateral except as to event that (i) cannot be compelled by a counterparty on an absolute basis, (ii) is within our absolute discretion and control and (iii) does not pertain to material term of the contract

      January 2005 Convertible Notes and Warrants
      April 2005 Convertible Notes (no warrants)

      Relevant Provisions

----------------------------------------- --------------------------------------------------- ---------------
Features /
Characteristics                           Description                                         Status
----------------- ----------------------- --------------------------------------------------- ---------------
Para. 1           Interest Rate           Jan '05: 4% over prime% simple interest; failure    unmodified
Note                                      to pay monetary amounts under Note results in
                                          increase of interest rate by 5%
                                          April '05: 10%

----------------- ----------------------- --------------------------------------------------- ---------------
Para 1.2          Payments                Monthly                                             unmodified
Note

----------------- ----------------------- --------------------------------------------------- ---------------
Para 2.1(b)       Conversion              Fixed                                               unmodified
Note

----------------- ----------------------- --------------------------------------------------- ---------------
Para 7.1          Conversion              Requires delivery of common stock without           unmodified
Subscription                              restrictive legend but permits settlement with
Agreement                                 other than registered shares
----------------- ----------------------- --------------------------------------------------- ---------------

----------------- ----------------------- --------------------------------------------------- ---------------
Para 3.2          Conversion Limitation   The number or shares resulting from a conversion    unmodified
Note                                      plus the number of common  shares then owned by
                                          the holder may not exceed 9.99% of the total
                                          issued and outstanding common shares of the
                                          Company

----------------- ----------------------- --------------------------------------------------- ---------------
Para 3.4(a) Note  Adjustments             Splits, combinations and reclassifications shall    unmodified
                                          result in a proportionate adjustment of the
                                          conversion price to achieve the same economic
                                          value as prior to the defined events.  Holders
                                          shall have rights equivalent to holders of prior
                                          event common holders upon mergers or sale of
                                          corporate property substantially as an entirety.

----------------- ----------------------- --------------------------------------------------- ---------------
Para 7.4          Posting Collateral      Required only if Company refuses to convert upon    unmodified
Subscription                              a claim of unlawful activity by holder and seeks
Agreement                                 injunction against holder.  Bond requirement
                                          equivalent to 130% of Stated Value of conversion
                                          in question.

----------------- ----------------------- --------------------------------------------------- ---------------
Para 7.5          Buy In                  Holder has the right to cover non-delivery of       unmodified
Subscription                              common upon conversion through purchases in open
Agreement                                 market.  Company obligated to pay the difference
                                          between Stated Value of preferred
                                          sought to be converted and buy in cost
                                          plus 15% per annum interest until
                                          payment of differential by Company.

----------------- ----------------------- --------------------------------------------------- ---------------
Para 4            Events of Default       o failure to pay money to holder when due           unmodified
Note                                      o material breach o material misrepresentation
                                          o assignment f/b/o creditors o money
                                          judgment over $50,000 not discharged
                                          in 45 days o bankruptcy, insolvency
                                          etc. o failure to maintain listing o
                                          court order, SEC or NASD enjoining
                                          equity transactions o failure to
                                          deliver common stock on conversion o
                                          non-registration event

----------------- ----------------------- --------------------------------------------------- ---------------
Para 4            Events of Default       Acceleration of Note                                unmodified
Note              Penalty

----------------- ----------------------- --------------------------------------------------- ---------------
Para 7.2          Events of Default       Mandatory Redemption at option of holder,           unmodified
Subscription      Penalty                 mandatory redemption at cash amount equal to 120%
Agreement                                 of Stated Value or the number of common issuable
                                          upon conversion of an amount of Stated
                                          Value and accrued dividends at the
                                          conversion price in effect on the
                                          trading day prior to notice of
                                          redemption, multiplied by the average
                                          of the closing bid and ask prices for
                                          the common on the trading day prior to
                                          the notice.

----------------- ----------------------- --------------------------------------------------- ---------------

----------------- ----------------------- --------------------------------------------------- ---------------
Para 7.1(c)       Delay in delivery of    Delay in delivery of common pursuant to             unmodified
Subscription      common -Penalty         conversion shall result on liquidated damages for
Agreement         January 2005 only       economic loss of $100 per business day per
                                          $10,000 of Stated Value converted

----------------- ----------------------- --------------------------------------------------- ---------------
Para 11.1         Registration Rights     Piggy back and on demand requiring filing within    unmodified
Subscription                              30 days of closing and effectiveness 120 from
Agreement                                 closing.

----------------- ----------------------- --------------------------------------------------- ---------------
Para 11.4         Non-Registration        Payment in cash or stock at holder's option.        unmodified
Subscription      Events - Penalty        Penalty equals 1% for the first 30 days of
Agreement                                 default and 2% thereafter of Stated Value of
                                          preferred then owned for each 30-day period of
                                          default.

----------------- ----------------------- --------------------------------------------------- ---------------

      Convertible Feature

The instrument permits the issuer to settle in unregistered shares (paragraphs 14 - 18, EITF 00-19)

      Our 2005 Convertible Notes provide for the issuance of unregistered shares; the instrument does not require settlement in registered shares and. the contract does not preclude settlement in unregistered shares. As such, even assuming a failed registration statement, the instrument does not preclude delivery of unregistered shares and permits us to net-share settle the conversion by delivery of unregistered shares (paragraph 14).

      Our 2005 Convertible Notes do not contain a provision similar to that discussed in paragraph 15 of EITF 00-19 that would allow a holder of our preferred to compel us to net -cash settle a preferred transaction using a valuation determined by the holder.

      Our 2005 Convertible Notes do not provide for a penalty for the delivery of non-registered shares in settlement, as discussed in paragraph 16 of EITF 00-19. Para 7.2 of the Subscription Agreement, however, does provide for a monetary charge for failure to register the common underlying the 2005 Convertible Notes. As noted in paragraph 16, if a settlement alternative includes a penalty (charge for non-registration) that would be avoided by other settlement alternatives (delivery of unregistered but unrestricted shares or a cashless exercise for our Warrants), the uneconomic settlement alternative should be discarded in classifying the instrument.

      Similarly, our 2005 Convertible Notes do not require physical or net share settlement in registered shares, as discussed in paragraph 17 of EITF 00-19.

The issuer has sufficient authorized shares available to settle in its shares (paragraph 19, EITF 00-19) The instrument contains an explicit limit on the number of shares to be delivered in a share settlement (paragraphs 20 - 24, EITF 00-19)

      Conversions of our 2005 Convertible Notes are at respective fixed conversion rates.

      The material contained in paragraphs 22 and 23 concerning the Task Force discussions of contact structures utilizing caps and cash settlements of excess value over the cap amount are not applicable to our 2005 Convertible Notes.

There are no cash payments to the counterparty in the event that the issuer fails to make timely filings with the SEC (paragraph 25, EITF 00-19)

      Consistent with this point, there are no such provisions of our 2005 Convertible Notes.

There are no cash settled "top-off" or "make whole" provisions (paragraph 26, EITF 00-19)

      Consistent with this point, there are no such provisions of our 2005 Convertible Notes.

The contact requires net-cash settlement only where in the circumstances the holders of shares underlying also would receive cash in exchange fore shares (paragraph 27 - 28, EITF 00-19)

      There are no such provisions of our 2005 Convertible Notes.

There are no provisions giving the counterparty greater rights than those of a shareholder of the stock underlying the instrument (paragraph 29 - 31, EITF 00-19)

      There are no such provisions of our 2005 Convertible Notes.

There is no requirement to post collateral for any reason (paragraph 32, EITF 00-19)

      We have the right to seek an injunction to support our refusal to honor a conversion based on a claim of unlawful activity only upon the posting of a bond for 130% of the amounts of the respective 2005 Convertible Notes. We are not required to post collateral to secure the potential claim of a holder. Our posting of a bond is only in connection with a potential claim that we may have against a holder. We believe that this condition is satisfied, since we are not required to post collateral except as to event that (i) cannot be compelled by a counterparty on an absolute basis, (ii) is within our absolute discretion and control and (iii) does not pertain to material term of the contract.

      Warrants Issued in Conjunction with Our January 2005 Convertible Notes

      Relevant Provisions

---------------------------------------- ---------------------------------------------------- ---------------
Features /
Characteristics                          Description                                          Status
---------------- ----------------------- ---------------------------------------------------- ---------------
Preamble         Exercise price          Fixed per common share                               unmodified

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 10          Exercise Limitation     The number or shares resulting from a conversion     unmodified
of Warrant                               plus the number of common  shares then owned by
                                         the holder may not exceed 9.99% of the total
                                         issued and outstanding common shares of the Company

---------------- ----------------------- ---------------------------------------------------- ---------------

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 3.1 and 4   Adjustments             Splits, combinations and reclassifications shall     unmodified
of Warrant                               result in a proportionate adjustment oft he
                                         conversion price to achieve the same economic
                                         value as prior to the defined events.

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 9 of        Registration Rights     Piggy back and on demand requiring filing within     unmodified
Warrant                                  30 days of closing and effectiveness 120 from
                                         closing.\

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 9 of        Non-Registration        Cash payment equal to closing ask price on trading   unmodified
Warrant          Events - Penalty        pay prior to notice of exercise, less exercise
references                               price.
Section 10 Sub
Agree

---------------- ----------------------- ---------------------------------------------------- ---------------
Para 2.1 and     Cashless Exercise       Available to settle exercise in shares only during
2.2 of Warrant                           the pendency of a Non Registration Event as
                                         defined in Paragraph 11 of the Subscription
                                         Agreement
---------------- ----------------------- ---------------------------------------------------- ---------------

      The Warrants issued in conjunction with our 2005 Convertible Notes provide for several alternative means of settlement that can be classified in two categories: first, if a registration statement is effective, the holder can exercise all or part of the Warrants with the payment of the appropriate exercise price in exchange for our common stock; and second, if no effective registration is available, the holder may (i) exercise all or part of the Warrants with the payment of the exercise price in exchange for common shares that are either restricted or, if available, unrestricted, or (ii) exercise all or part of the Warrant through a cashless exercise, or (iii) exercise all or part of the Warrants utilizing a combination of the foregoing methods (see Warrant Section 2.2). The provision for cashless exercises is significant in two respects: first, the cashless exercise allows a settlement in net shares while avoiding a cash settlement in circumstances that would otherwise require a cash settlement; and second, so long as no cash settlement is involved, through the use of the combination option ser forth above, the Rule 144 holding period is deemed to commence on the date that the Warrant was originally issued.

      The existence of the cashless exercise option in the Warrants issued in conjunction with our 2005 Convertible Notes is expressly presented as an alternative method to a cash settlement for use "during the pendency of a Non Registration Event as described in Section 11 of the Subscription Agreement." (see Section 2.2 (c) of the Warrant) As noted in EITF 00-19, paragraph 16, if a settlement alternative includes a penalty (charge or redemption for non-registration) that would be avoided by other settlement alternatives (cashless exercise), the uneconomic settlement alternative should be discarded in classifying the instrument.

      The loss to the Company upon a cashless exercise is the aggregate exercise price of the Warrant. This loss is mitigated by the reduction in dilution of our equity that the holder correspondently uses to "pay" for the reduced number of common shares issued upon the cashless exercise. On the other hand, the loss to the Company upon a cash settlement compelled by an event of default potentially involves a mandatory redemption at 130% of the holder's aggregate investment. Clearly, the economic impact of the cashless exercise settlement method on the Company is significantly less than a cash settlement in these circumstances.

      Supplemental Considerations

      o     Is the instrument inside or outside of the scope of SFAS 150?

                  Our 2005 Convertible Notes and Warrants do not fall into any of the three categories that are affected by SFAS 150: (1) the instruments do not provide for mandatory redeemable shares on an unconditional basis; (2) the instruments are not freestanding put options or forward contracts that obligate the Company to purchase its own shares; and (3) the instruments are not freestanding contracts that obligate the Company to pay with its own shares in amounts that are unrelated, either by a fixed dollar return or pegged to an unrelated designated index., or inversely related to the price of its shares.

      o With respect to freestanding warrants, does the warrant meet the definition of a derivative as defined by paragraph 6 of SFAS 133?

                  Yes.

      o Does the criteria set forth in paragraph 12 of SFAS 133 require the conversion feature to be bifurcated from the host contract and accounted for as a derivative?

                  Yes.

      o To the extent the criteria for bifurcation has been met, does the instrument qualify for the scope exception outlined in paragraph 11(a) of SFAS 133?

                  No.

      o Is the host contract a conventional convertible instrument as defined by paragraph 4 of EITE 00-19 and E1TF 05-02?

                  No. Our 2005 Convertible Notes provide for the repayment of he notes in cash at the option of the holder.

      o Does the instrument include any provision that could require net-cash settlement? Refer to paragraphs 12 and 13 of EITF 00-19.

                  Yes, our 2005 Convertible Notes provide for the repayment of he notes in cash at the option of the holder. While the Warrants include provisions that could require net-cash settlement upon a event of non-registration, they provide for an alternative share settlement that is significantly more beneficial to the Company than the uneconomic cash settlement.

      o Does the instrument require you to deliver registered shares? Refer to paragraphs 14 through 18 of EITF 00-19

                  No, neither the Notes nor the January 2005Warrant require delivery registered shares.

      o Do you have sufficient authorized and un-issued shares available to settle the warrant or embedded conversion option? Refer to paragraph 19 of EITF 00-19.

                  Yes, the Notes and the January 2005Warrants have fixed conversion/exercise prices a fixed or determinable number of shares.

      o Does the warrant or embedded conversion feature require you to have an explicit limit on the number of shares that will be delivered to settle the instrument? Refer to paragraphs 20 through 24 of EITF 00-19.

                  Yes, the Notes and the Warrants have fixed conversion/exercise prices a fixed or determinable number of shares.

      o Does the warrant or embedded conversion feature contain provisions that require cash payments in the event you do not make timely filings to the SEC? Refer to paragraph 25 of EITF 00-19.

                  No such provisions exist in our 2005 Convertible Notes or January 2005 Warrants.

      o Does the warrant or embedded conversion feature contain "top-off" or "makewhole" provisions? Refer to paragraph 26 of EITF 00-19.

                  No such provisions exist in our Series 20032005 Convertible Notes or January 2005 Warrants.

      o Can the net-cash settlement provision only be triggered in circumstances where the holders of the shares underlying the instrument would also receive an equivalent amount of cash? Refer to paragraphs 27 and 28 of EITF 00-19.

                  No.

      o In the event of bankruptcy, does the warrant or embedded conversion feature provide the investor any creditor rights or rights greater than the rights of the holders underlying the shares? Refer to paragraphs 29 through 31 of EITF 00-19.

                  No such provisions exist in our 20032005 Convertible Notes or January 2005 Warrants.

      o Does the warrant or embedded conversion feature require you to post collateral of any kind, other than an amount up to the maximum number of shares underlying the contract? Refer to paragraph 32 of EITF 00-19.

                  No such provisions exist in our Jnauary 2005 Warrants. With respect to 2005 Convertible Notes, we have the right to seek an injunction to support our refusal to honor a conversion based on a claim of unlawful activity only upon the posting of a bond for 150% of the stated value of the Series I preferred stock sought to be converted. We are not required to post collateral to secure the potential claim of a holder. Our posting of a bond is only in connection with a potential claim that we may have against a holder. We believe that this condition is satisfied, since we are not required to post collateral except as to event that (i) cannot be compelled by a counterparty on an absolute basis, (ii) is within our absolute discretion and control and (iii) does not pertain to material term of the contract

      Final Considerations

      As of August 3, 2004, registration statements were effective for the November 2003 and April 2004 Convertible Notes and Warrants.

      As of April 18, 2005, registration statements were effective for the June 2004, October 2004 and December 2004 Convertible Notes and Warrants.

      As of August 2, 2005, registration statements were effective for the January 2005 Convertible Notes and Warrants and the April 2005 Convertible Notes.

      As of December 31, 2005, only seven of the twenty eight notes issued from November 2005 through April 2005 were nor completely repaid or converted to common stock Of the remaining aggregate note balance of $162,900, approximately 70%, or $112,480, was held by one holder.

Item 6 Waivers

      The references to our Series D and F are interchangeable concerning the waiver by the holders of those series in common waiver letters of certain redemption and net cash settlement rights, which we have supplied in our last response on March 14, 2006. The waiver letters do not apply to our Series I convertible preferred, which we issued after the execution of the letters. The Series I subscription agreement provisions concerning net cash settlement remedies upon default embody the limitation of remedies set forth in the waiver letters, as follows:

            In the event the Company fails to timely deliver Shares on a Delivery Date, or upon the occurrence of any other Event of Default (as defined in the Certificate of Designation) within the control of the Company, or for any reason other than pursuant to the limitations set forth in Section 9.3 hereof, then at the Subscriber's election, the Company must pay to the Subscriber ten
            (10) business days after request by the Subscriber or on the Delivery Date (if requested by the Subscriber) a sum of money determined by (i) multiplying the Stated Value of the Preferred Stock designated by the Subscriber by 130%, or (ii) multiplying the number of Shares otherwise deliverable upon conversion of the Stated Value of the Preferred Stock designated by the Subscriber (with the date of giving of such designation being a Deemed Conversion Date) at the Conversion Price by the highest closing price of the Common Stock on the principal market from the Deemed Conversion Date until the day prior to the receipt of the Mandatory Redemption Payment, whichever is greater ("Mandatory Redemption Payment"). The Mandatory Redemption Payment must be received by the Subscriber on the same date as the Company Shares otherwise deliverable or within ten (10) business days after request, whichever is sooner ("Mandatory Redemption Payment Date"). Upon receipt of the Mandatory Redemption Payment, the corresponding Preferred Stock Stated Value will be deemed paid and no longer outstanding. [emphasis added]

Item 7 Materiality

      We have amended out March 14, 2006 response to present the quantitative analysis for the first three quarters of 2005 on a separate three month basis rather than on a year to date basis. Our March 14, 2006 response to this item is resubmitted with the appropriate changes. We restate our conclusion that an analysis of the applicable quantitative and qualitative factors does not allow for a finding of materiality on the issues of deferred development costs and the reporting of interest on the International Paper promissory note.

Form 10-KSB for the Fiscal Year Ended December 31. 2005
Financial Statements
Consolidated Balance Sheets. page F-3

2. In your response to prior comment 7 in our letter dated January 20, 2006 you state that you have revisited your accounting for deferred product development costs and believe such costs should be expensed as incurred. However, you have concluded a restatement of your financial statements is not necessary due to the materiality of the amounts involved, Your conclusion appears to be based primarily on a numerical threshold you have established for purposes of assessing materiality. As indicated in SAB Topic 1:M, "quantifying . . .the magnitude of a misstatement is only the beginning of an analysis of materiality." Please submit a full analysis that addresses all quantitative and qualitative factors so that we may better understand the basis for your conclusion. In addition, as previously requested, please comply with the disclosure requirements outlined in paragraph 13 of SFAS 2.

      Response

      We have reviewed and applied the guidance presented in Staff Accounting Bulletin No. 99 in an assessment of the materiality of our treatment of product development costs as deferred expenses, and the non-recording of interest on a promissory note to International Paper. While we have modified our treatment of these two items in our financial statements for the Fiscal Year Ended December 31, 2005, we believe these items are not material to the users of our financial statements for the 2004 Fiscal Year or the financial statements for the periods ending March 31, June 30 and September 30, 2005.

      In conducting our assessment, we have examined the specifics of the materiality issue within the context of the guidance articulated in SAB No.99, that materiality exists "if in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item."

      Quantitative Analysis

      In this assessment, we have accepted the premise that the use of a percentage as a numerical threshold is merely an initial step, and we present the following quantitative analysis only for that purpose.

Reporting Period                    Fiscal Year         Three months           Three          Three months
                                       ending              ended           months ended           ended
                                     12-31-2004          3-31-2005          6-30-2005           9-30-2005
Net loss as reported                $ (3,799,926)       (1,237,248)        (1,342,027)        (4,906,456)

Product development cost
previously deferred                      120,458            12,586             94,760            128,711

To record interest on note
payable                                   52,650             3,703              3,745              3,786

Net loss as adjusted                $ (3,973,034)       (1,253,537)        (1,440,532)        (5,038,953)

Loss per share
Basis & diluted as reported                (0.10)            (0.02)             (0.02)             (0.04)

Loss per share
Basis & diluted as adjusted                (0.11)            (0.02)             (0.02)             (0.05)

Total adjustments as a
percentage of reported net loss             4.56%              1.3%               7.3%               2.7%

      Qualitative Analysis

      In addition to the quantitative information set forth above, we also have considered the nature of the two items in question, as well as the relevant circumstances appurtenant to these quantitatively small reporting issues.

      Product Development Costs As Deferred Expenses

      While our error with respect to product development costs arises from an item capable of precise measurement, the issue is not the failure to report accurate numbers but our classification of these expenses and the resultant method of accounting we utilized for these costs. Notwithstanding the error in classification, the impact is not significant, since the actual product development costs for the period in question that we deferred can be easily gleaned from the differential of the two comparative periods for deferred product development costs appearing on the balance sheets.

      Non-Reporting of Interest on International Paper Note

      While we did not record interest on our promissory note to International Paper for the Fiscal Year Ended December 31, 2004 or 2003, we disclosed the existence of the note, the amount of our delinquency on the note and the circumstances of our non-payment of interest in our financial statements for those periods. We have accrued interest on this note through December 31, 2005. Management determined not to accrue additional interest because of the reasons stated in the notes to our financial statements.

      Comments Applicable to Both Issues on an Aggregate Basis

      The aggregate impact of our classification of product development costs and our non reporting of interest does not mask a trend in changes in earnings. Historically, our year-end earnings per share have been negative and variable, ranging from $0.05 in 2002, $0.15 in 2003, $0.11 in 2004 and $0.10 in 2005. The greatest impact on our earnings per share since 2002 has been the increase in our weighted average number of shares outstanding.

      We are a small company that trades on the OTC electronic bulletin board system. We do not have a following of analysts that set expectations for the enterprise in the short term and very few that have ventured an opinion of the long-term prospects of our company. Accordingly, we cannot envision our treatment of product development costs as having any impact on market expectations.

      We consistently have reported a net loss in all of our filings to date. The adjustments reflected above do not materially impact our losses, much less make the difference between a reported loss or profit.

      We have not identified a segment or other part of our business that plays a significant role in our operations that is affected either by our treatment of development costs or reporting of interest. While product development is a continual reality of our business model, the magnitude of the impact on bottom line results or on our revenue generating activities is minimal, whether we capitalize the cost associated with this activity or expense such costs as incurred, given the short two year amortization schedules we have utilized

      Our treatment of product development costs and our non reporting of interest on the International Paper promissory note do not affect our compliance with regulatory requirements. As noted above, the issue is not the failure to report accurate numbers but our classification of these expenses and the resultant the method of accounting we utilized for these costs. Our correction of the accounting methodology for development costs going forward is not complicated and does not impede our ability to file our reports in a timely fashion. The non reporting of interest likewise is easily corrected on a going forward basis.

      Our contractual obligations are not affected by our treatment of product development costs and, for the reasons stated in our specific introductory comment on the International Paper promissory note, our obligations to International Paper remain in effect as before. We have no loan covenants that are affected by our past treatment of theses issues or our modification of such treatment going forward.

      Neither our classification of product development expenses nor the non reporting of interest on the International Paper note have any impact on management's compensation. For the periods in question, we did not have incentive compensation or bonus plans that were dependent upon earnings.

      For the reasons stated in our issue specific introductory paragraphs, neither our classification of product development expenses nor the non reporting of interest on the International Paper note involve the concealment of an unlawful transaction.

      Historically, the price of our securities has varied only in response to our capability to achieve market penetration through effective distribution and our partnering with large brand companies in bringing new branded products to market. The costs associated with those activities or the amount of interest we pay on debt has not resulted in market price volatility.

      The Company does not "manage" reported earnings.

      Conclusion

      We have considered both the qualitative and quantitative aspects of our classification of product development expenses and the non reporting of interest on the International Paper note. We have aggregated the affects of each and considered whether these issues in the aggregate have an affect that causes our financial statements taken as a whole to be materially misleading. We believe that we have demonstrated that our statements in question are not materially misleading and, accordingly, should not be restated.

Item 8 Supplemental 2005 Issues

      We have attached the worksheets that reflect the accounting treatment of warrants issued for 30,000,000 shares of the Company's common stock in connection with the execution of a Master Distribution Agreement with Coca Cola Enterprises, inc. on August 31, 2005 (See Exhibit No. 2)

                                       ***

      Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.


                                                     Sincerely,

                                                     /s/Marc J. Ross

                                                     Marc J. Ross

                                                                       Exhibit 1

                BRAVO FOODS INTERNATIONAL CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                         December 31,      December 31,
                                                                                             2005               2004
                                                                                         ------------      ------------
Assets

Current assets:
   Cash and cash equivalents                                                             $  4,947,986      $    113,888
   Accounts Receivable                                                                      3,148,841            51,968
   Inventories                                                                                391,145            11,656
   Prepaid Expenses                                                                           978,299           551,510
                                                                                         ------------      ------------

                           Total current assets                                             9,466,271           729,022
Furniture and equipment, net                                                                  288,058           111,206
License rights, net of accumulated amortization                                               241,898            67,301
Trademarks, net                                                                                70,015            10,249
Deferred Product Development Costs                                                                 --           162,169
Deferred Stock Option Expense                                                                 475,933                --
Deferred Distribution Costs - CCE                                                          11,503,333                --
Jasper Products Manufacturing Agreement                                                     2,700,000
Deposits                                                                                       15,231            13,900
                                                                                         ------------      ------------

Total Assets                                                                             $ 24,760,739      $  1,093,847
                                                                                         ============      ============

Liabilities and Capital Deficit

Current liabilities:
   Note Payable to International Paper                                                   $    187,743      $    187,743
   Note Payable to Alpha Capital                                                                   --           217,954
   Note Payable to Mid-Am Capital LLC                                                         112,480           111,262
   Note Payable to Libra Finance                                                               43,750            40,106
   Note Payable to Longview                                                                       212            54,086
   Note Payable to Stonestreet                                                                     --            47,014
   Note Payable to Whalehaven                                                                      --            17,082
   Note Payable to Osher                                                                        6,462            13,649
   Note Payable to Gem Funding                                                                     --             8,231
   Note Payable to Warner Bros                                                                     --           147,115
  Note Payable to Gamma                                                                            --            59,678
  Note Payable to Momona                                                                           --            25,885
  Note Payable to Ellis                                                                            --            25,885
   Accounts Payable                                                                         5,962,623         1,763,339
   Accrued Liabilities                                                                      3,239,885           375,962
                                                                                         ------------      ------------

                           Total current liabilities                                        9,553,155         3,094,991
Dividends Payable                                                                           1,240,682           928,379
Other Notes Payable                                                                                --           100,171
                                                                                         ------------      ------------

Total liabilities                                                                          10,793,837         4,123,541
                                                                                         ------------      ------------

Commitments and contingencies

Capital (Deficit)/Surplus :
   Series B convertible, 9% cumulative and redeemable preferred stock, stated
     value $1.00 per share, 1,260,000 shares authorized, 107,440
     shares issued and outstanding, redeemable at $107,440                                    107,440           107,440
   Series F convertible and redeemable preferred stock, stated value $10.00
     per share, 55,515 shares issued and outstanding                                               --           512,740
   Series H convertible, 7% cumulative and redeemable preferred stock,
     stated value $10.00 per share, 64,500 and 165,500 shares issued and outstanding          349,037           895,591
   Series I convertible, 8% cumulative and redeemable preferred stock,
     stated value $10.00 per share, 30,000 shares issued and outstanding                           --            72,192
   Series J convertible, 8% cumulative and redeemable preferred stock,
     stated value $10.00 per share, 200,000  shares issued and outstanding                  1,854,279         1,854,279
   Series K convertible, 8% cumulative and redeemable preferred stock,
     stated value $10.00 per share,  95,000 shares issued and outstanding                     950,000           950,000
   Common stock, par value $0.001 per share, 300,000,000 shares authorized,
   184,253,753 and 57,793,501 shares  issued and outstanding                                  184,254            57,791
   Common stock subscribed but not paid                                                       (10,000)
   Additional paid-in capital                                                              59,142,613        26,257,302
   Accumulated deficit                                                                    (48,579,962)      (33,737,029)
   Translation adjustment                                                                     (30,759)               --
                                                                                         ------------      ------------

Total capital (deficit)/surplus                                                            13,966,902        (3,029,694)
                                                                                         ------------      ------------

Total liabilities and capital surplus                                                    $ 24,760,739      $  1,093,847
                                                                                         ============      ============

                BRAVO FOODS INTERNATIONAL CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          Three Months Ended
                                                              December 31,
                                                 -----------------------------------
                                                      2005                   2004
                                                 -------------         -------------


Revenue - unit sales                             $   5,332,360         $     490,319
Revenue - gross kit sales                               24,868               149,388
                                                 -------------         -------------
Total Revenue                                        5,357,228               639,707
Cost of sales                                       (4,219,681)             (480,971)
                                                 -------------         -------------
Gross margin                                         1,137,547  21.2%        158,736  24.8%
Selling expense                                      4,855,666               534,575
Product development                                    603,555                30,567
General and administrative expenses                  2,684,961               425,759
                                                 -------------         -------------
Loss from operations                                (7,006,635)             (832,165)
Other income (expense):
  Non-recurring finders' fees                               --                    --
  Interest expense, net                                 14,264                85,630
                                                 -------------         -------------
Loss before income taxes                            (7,020,899)             (917,795)
Provision for income taxes                                  --                    --
                                                 -------------         -------------
Net loss                                            (7,020,899)             (917,795)

Dividends accrued for Series B preferred stock          (2,437)               (2,437)
Dividends accrued for Series G preferred stock              --                    --
Dividends accrued for Series H preferred stock         (11,380)              (29,201)
Dividends accrued for Series I preferred stock              --                (6,049)
Dividends accrued for Series J preferred stock         (40,329)              (40,329)
Dividends accrued for Seriies K preferred stock        (19,156)              (19,156)

                                                 -------------         -------------
Net loss applicable to common shareholders       $  (7,094,201)        $  (1,014,967)
                                                 =============         =============

Weighted average number of common shares
   outstanding                                     157,097,492            46,113,095
                                                 =============         =============
Basic and diluted loss per share                 $       (0.05)        $       (0.02)
                                                 =============         =============
Comprehensive loss and its components
  consist of the following:
     Net loss                                    $  (7,020,899)        $    (917,795)
     Foreign currency translation adjustment            (7,110)                 (689)
                                                 -------------         -------------
Comprehensive loss                               $  (7,028,009)        $    (918,484)
                                                 =============         =============

                                                        Twelve Months Ended
                                                            December 31,
                                                 -----------------------------------            3rd Qtr
                                                     2005                   2004                  2005
                                                 -------------         -------------         -------------


Revenue - unit sales                             $  11,890,703         $   2,726,702             3,245,305
Revenue - gross kit sales                               58,218               617,997                    --
                                                 -------------         -------------         -------------
Total Revenue                                       11,948,921             3,344,699             3,245,305
Cost of sales                                       (8,938,692)           (2,374,805)           (2,360,884)
                                                 -------------         -------------         -------------
Gross margin                                         3,010,229  25.2%        969,894   29.0%       884,421   27.3%
Selling expense                                      8,380,668             1,804,617             1,727,531
Product development                                    798,510                85,671                84,690
General and administrative expenses                  5,030,002             2,639,085               905,487
                                                 -------------         -------------         -------------
Loss from operations                               (11,198,951)           (3,559,479)           (1,833,287)
Other income (expense):
  Non-recurring finders' fees                        3,000,000                    --             3,000,000
  Interest expense, net                                307,679               240,447                73,169
                                                 -------------         -------------         -------------
Loss before income taxes                           (14,506,630)           (3,799,926)           (4,906,456)
Provision for income taxes                                  --                    --                    --
                                                 -------------         -------------         -------------
Net loss                                           (14,506,630)           (3,799,926)           (4,906,456)

Dividends accrued for Series B preferred stock          (9,669)               (9,696)               (2,437)
Dividends accrued for Series G preferred stock              --               (15,633)                   --
Dividends accrued for Series H preferred stock         (79,237)             (116,168)              (11,434)
Dividends accrued for Series I preferred stock         (11,397)              (24,066)                 (460)
Dividends accrued for Series J preferred stock        (160,000)             (160,438)              (49,972)
Dividends accrued for Seriies K preferred stock        (76,000)              (62,631)              (23,737)

                                                 -------------         -------------         -------------
Net loss applicable to common shareholders       $ (14,842,933)        $  (4,188,558)        $  (4,994,496)
                                                 =============         =============         =============

Weighted average number of common shares
   outstanding                                     135,032,836            40,229,738           113,680,645
                                                 =============         =============         =============
Basic and diluted loss per share                 $       (0.11)        $       (0.10)        $       (0.04)
                                                 =============         =============         =============
Comprehensive loss and its components
  consist of the following:
     Net loss                                    $ (14,506,630)        $  (3,799,926)        $  (4,906,456)
     Foreign currency translation adjustment           (30,759)                 (689)               (5,670)
                                                 -------------         -------------         -------------
Comprehensive loss                               $ (14,537,389)        $  (3,800,615)        $  (4,912,126)
                                                 =============         =============         =============

                BRAVO FOODS INTERNATIONAL CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  Twelve Months Ended December 31,
                                                                                  ---------------------------------
                                                                                        2005              2004
                                                                                  ---------------   ---------------
Cash flows from operating activities:
  Net loss                                                                        $   (14,506,630)  $    (3,799,926)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization                                                       1,255,188           374,215
    Stock issuance for compensation, financing finders' and due diligence
       fees                                                                               346,438           600,632
   Options issued for compensation                                                                           57,492
   Loss on dispsosal of fixed assets                                                                          6,216
    Increase (decrease) from changes in:
       Accounts receivable                                                             (3,096,873)          (26,047)
       Other receivable                                                                        --             6,331
       Inventories                                                                       (379,489)           43,339
       Prepaid expenses                                                                  (428,120)         (353,057)
       Accounts payable and accrued expenses                                            7,281,460          (593,475)
       Deferred product development costs                                                      --          (189,646)
                                                                                  ---------------------------------
Net cash used in operating activities                                                  (9,528,026)       (3,873,926)
                                                                                  ---------------------------------

Cash flows from investing activities:
   Deferred manufacturing, licenses and trademark costs                                (3,349,458)         (208,248)
   Purchase of equipment                                                                 (220,144)          (78,952)
                                                                                  ---------------------------------
Net cash used in investing activities                                                  (3,569,602)         (287,200)
                                                                                  ---------------------------------

Cash flows from financing activities:
   Proceeds of Series K preferred stock                                                        --           950,000
  Proceeds from conversion of warrants                                                  3,208,509                --
  Forgiveness of debts                                                                   (247,115)               --
  Convertible notes payable                                                             2,850,000         3,427,500
  Private placement financing                                                          20,690,000            30,000
  Redeem warrants                                                                      (5,900,000)               --
  Payment of note payable, bank loan and license fee payable                             (500,000)         (150,000)
  Registration costs for financing                                                     (2,138,909)          (40,656)
                                                                                  ---------------------------------
Net cash provided by financing activities                                              17,962,485         4,216,844
                                                                                  ---------------------------------

Effect of changes in exchange rates on cash                                               (30,759)             (689)
                                                                                  ---------------------------------
Net increase/(decrease) in cash and cash equivalents                                    4,834,098            55,029
Cash and cash equivalents, beginning of period                                            113,888            58,859
                                                                                  ---------------------------------
Cash and cash equivalents, end of period                                          $     4,947,986   $       113,888
                                                                                  =================================

                                                                       Exhibit 2

Bravo Foods International
Warrants Value Related to Coca Cola Enterprises Master Distribution Agreement at 8/31/05
8/31/2005

INPUT VARIABLES                                           08/31/05  30,000,000 WARRANTS TOTAL AT $.36
                                                      ----------------
Stock Price at issuing date                           $           0.65
                                                      ----------------
Exercise Price                                        $          0.360
                                                      ----------------
Term                                                              1.50 NO COSTS ASSOCIATED WITH THE
                                                      ---------------- DISTRIBUTION AGREEMENT
Volatility                                                       132.3%
                                                      ----------------
Annual Rate of Quarterly Dividends                                0.00%
                                                      ----------------
Discount Rate- Bond Equivalents Yield                             3.83%
                                                      ----------------

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend   $    0.65
Present Value of Exercise Price      $    0.34
Cumulative Volatility                   162.03%

CALL OPTION
Proportion of Stock Present Value           89%
Proportion of exercise Price PV            -34%
Call Option value                    $    0.46

PUT OPTION
Proportion of Stock PV                     -11%
Proportion of Exercise Price PV             66%
Put Option value                     $    0.15


No. Warrants                               10,000,000
Value of Warrants                    $      4,605,649   COST OF NOTE  4,605,649
                                                                 see above
Computed volatility                                                      132.30%

Observations (Daily)                                                        52

                      Stock Price                       Continuously compounded
       Date           (Yahoo.com)         Dividend         Rate of return
---------------- -------------------- --------------- --------------------------
  29-Aug-05        0.65               -
---------------- -------------------- --------------- --------------------------
  22-Aug-05        0.68               -               5%
---------------- -------------------- --------------- --------------------------
  15-Aug-05        0.85               -               22%
---------------- -------------------- --------------- --------------------------
   8-Aug-05        0.99               -               15%
---------------- -------------------- --------------- --------------------------
   1-Aug-05        1.03               -               4%
---------------- -------------------- --------------- --------------------------
  25-Aug-05        1.1                -               7%
---------------- -------------------- --------------- --------------------------

---------------- -------------------- --------------- --------------------------
18-Jul-05        0.91                 -               -19%
---------------- -------------------- --------------- --------------------------
11-Jul-05        0.93                 -               2%
---------------- -------------------- --------------- --------------------------
5-Jul-05         1.07                 -               14%
---------------- -------------------- --------------- --------------------------
27-Jun-05        0.96                 -               -11%
---------------- -------------------- --------------- --------------------------
20-Jun-05        0.98                 -               2%
---------------- -------------------- --------------- --------------------------
13-Jun-05        0.55                 -               -58%
---------------- -------------------- --------------- --------------------------
6-Jun-05         0.35                 -               -45%
---------------- -------------------- --------------- --------------------------
31-May-05        0.32                 -               -9%
---------------- -------------------- --------------- --------------------------
23-May-05        0.25                 -               -25%
---------------- -------------------- --------------- --------------------------
16-May-05        0.19                 -               -27%
---------------- -------------------- --------------- --------------------------
9-May-05         0.15                 -               -24%
---------------- -------------------- --------------- --------------------------
2-May-05         0.15                 -               0%
---------------- -------------------- --------------- --------------------------
25-Apr-05        0.16                 -               6%
---------------- -------------------- --------------- --------------------------
18-Apr-05        0.15                 -               -6%
---------------- -------------------- --------------- --------------------------
11-Apr-05        0.18                 -               18%
---------------- -------------------- --------------- --------------------------
4-Apr-05         0.18                 -               0%
---------------- -------------------- --------------- --------------------------
28-Mar-05        0.15                 -               -18%
---------------- -------------------- --------------- --------------------------
21-Mar-05        0.16                 -               6%
---------------- -------------------- --------------- --------------------------
14-Mar-05        0.13                 -               -21%
---------------- -------------------- --------------- --------------------------
7-Mar-05         0.13                 -               0%
---------------- -------------------- --------------- --------------------------
28-Feb-05        0.14                 -               7%
---------------- -------------------- --------------- --------------------------
22-Feb-05        0.14                 -               0%
---------------- -------------------- --------------- --------------------------
14-Feb-05        0.13                 -               -7%
---------------- -------------------- --------------- --------------------------
7-Feb-05         0.13                 -               0%
---------------- -------------------- --------------- --------------------------
31-Jan-05        0.14                 -               7%
---------------- -------------------- --------------- --------------------------
24-Jan-05        0.13                 -               7%
---------------- -------------------- --------------- --------------------------
18-Jan-05        0.16                 -               21%
---------------- -------------------- --------------- --------------------------
10-Jan-05        0.15                 -               -6%
---------------- -------------------- --------------- --------------------------
3-Jan-05         0.16                 -               6%
---------------- -------------------- --------------- --------------------------
27-Dec-04        0.17                 -               6%
---------------- -------------------- --------------- --------------------------
20-Dec-04        0.19                 -               11%
---------------- -------------------- --------------- --------------------------
13-Dec-04        0.20                 -               5%
---------------- -------------------- --------------- --------------------------
6-Dec-04         0.22                 -               10%
---------------- -------------------- --------------- --------------------------
29-Nov-04        .11                  -               -69%
---------------- -------------------- --------------- --------------------------
22-Nov-04        0.1                  -               -10%
---------------- -------------------- --------------- --------------------------
15-Nov-04        0.12                 -               18%
---------------- -------------------- --------------- --------------------------
8-Nov-04         0.11                 -               -9%
---------------- -------------------- --------------- --------------------------
1-Nov-04         0.12                 -               9%
---------------- -------------------- --------------- --------------------------
25-Oct-04        0.13                 -               8%
---------------- -------------------- --------------- --------------------------
18-Oct-04        0.12                 -               -8%
---------------- -------------------- --------------- --------------------------
11-Oct-04        0.11                 -               -9%
---------------- -------------------- --------------- --------------------------
4-Oct-04         0.14                 -               24%
---------------- -------------------- --------------- --------------------------
27-Sep-04        0.14                 -               0%
---------------- -------------------- --------------- --------------------------
20-Sep-04        0.15                 -               7%
---------------- -------------------- --------------- --------------------------
13-Sep-04        0.15                 -               0%
---------------- -------------------- --------------- --------------------------
7-Sep-05         0.14                 -               -7%
---------------- -------------------- --------------- --------------------------

---------------- -------------------- --------------- --------------------------
1-Sep-05         0.16                 -               13%
---------------- -------------------- --------------- --------------------------

---------------- -------------------- --------------- --------------------------




Bravo Foods International

Warrants Value Related to Coca Cola Enterprises Master Distribution Agreement at 8/31/05
8/31/2005

INPUT VARIABLES                                           08/31/05  30,000,000 WARRANTS TOTAL AT $.36
                                                      ----------------
Stock Price at issuing date                           $          0.65
                                                      ----------------
Exercise Price                                        $          0.360
                                                      ----------------
Term                                                              2.25 NO COSTS ASSOCIATED WITH THE
                                                      ---------------- DISTRIBUTION AGREEMENT
Volatility                                                      132.30%
                                                      ----------------
Annual Rate of Quarterly Dividends                                0.00%
                                                      ----------------
Discount Rate- Bond Equivalents Yield                             3.83%
                                                      ----------------

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend      $      0.65
Present Value of Exercise Price         $      0.360
Cumulative Volatility                        198.45%

CALL OPTION
Proportion of Stock Present Value             91%
Proportion of exercise Price PV              -26%
Call Option value                       $      0.51

PUT OPTION
Proportion of Stock PV                        -9%
Proportion of Exercise Price PV               74%
Put Option Value                        $      0.19

No. Warrants                                  20,000,000
Value of Warrants                       $     10,112,140   COST OF    10,112,140
HISTORICAL VOLATILITY                                           see above
Computed volatility
                                                                         132.30%

Observations (Daily)                                                       52


                      Stock Price                       Continuously compounded
      Date            (Yahoo.com)        Dividend           Rate of return
----------------- ------------------ ---------------- --------------------------
29-Aug-05         0.65               -
----------------- ------------------ ---------------- --------------------------
22-Aug-05         0.68               -                5%
----------------- ------------------ ---------------- --------------------------
15-Aug-05         0.85               -                22%
----------------- ------------------ ---------------- --------------------------
8-Aug-05          0.99               -                15%
----------------- ------------------ ---------------- --------------------------
1-Aug-05          1.03               -                4%
----------------- ------------------ ---------------- --------------------------
25-Jul-05         1.1                -                7%
----------------- ------------------ ---------------- --------------------------

----------------- ------------------ ---------------- --------------------------
18-Jul-05         0.91               -                -19%
----------------- ------------------ ---------------- --------------------------
11-Jul-05         0.93               -                2%
----------------- ------------------ ---------------- --------------------------
5-Jul-05          1.07               -                14%
----------------- ------------------ ---------------- --------------------------
27-Jun-05         0.96               -                -11%
----------------- ------------------ ---------------- --------------------------
20-Jun-05         0.98               -                2%
----------------- ------------------ ---------------- --------------------------
13-Jun-05         0.55               -                -58%
----------------- ------------------ ---------------- --------------------------
6-Jun-05          0.35               -                -45%
----------------- ------------------ ---------------- --------------------------
31-May-05         0.32               -                -9%
----------------- ------------------ ---------------- --------------------------
23-May-05         0.25               -                -25%
----------------- ------------------ ---------------- --------------------------
16-May-05         0.19               -                -27%
----------------- ------------------ ---------------- --------------------------
9-May-05          0.15               -                -24%
----------------- ------------------ ---------------- --------------------------
2-May-05          0.15               -                0%
----------------- ------------------ ---------------- --------------------------
25-Apr-05         0.16               -                6%
----------------- ------------------ ---------------- --------------------------
18-Apr-05         0.15               -                -6%
----------------- ------------------ ---------------- --------------------------
11-Apr-05         0.18               -                18%
----------------- ------------------ ---------------- --------------------------
4-Apr-05          0.18               -                0%
----------------- ------------------ ---------------- --------------------------
28-Mar-05         0.15               -                -18%
----------------- ------------------ ---------------- --------------------------
21-Mar-05         0.16               -                6%
----------------- ------------------ ---------------- --------------------------
14-Mar-05         0.13               -                -21%
----------------- ------------------ ---------------- --------------------------
7-Mar-05          0.13               -                0%
----------------- ------------------ ---------------- --------------------------
28-Feb-05         0.14               -                7%
----------------- ------------------ ---------------- --------------------------
22-Feb-05         0.14               -                0%
----------------- ------------------ ---------------- --------------------------
14-Feb-05         0.13               -                -7%
----------------- ------------------ ---------------- --------------------------
7-Feb-05          0.13               -                0%
----------------- ------------------ ---------------- --------------------------
31-Jan-05         0.14               -                7%
----------------- ------------------ ---------------- --------------------------
24-Jan-05         0.13               -                -7%
----------------- ------------------ ---------------- --------------------------
18-Jan-05         0.16               -                21%
----------------- ------------------ ---------------- --------------------------
10-Jan-05         0.15               -                -6%
----------------- ------------------ ---------------- --------------------------
3-Jan-05          0.16               -                6%
----------------- ------------------ ---------------- --------------------------
27-Dec-04         0.17               -                6%
----------------- ------------------ ---------------- --------------------------
20-Dec-04         0.19               -                11%
----------------- ------------------ ---------------- --------------------------
13-Dec-04         0.20               -                5%
----------------- ------------------ ---------------- --------------------------
6-Dec-04          0.22               -                10%
----------------- ------------------ ---------------- --------------------------
29-Nov-04         .11                -                -69%
----------------- ------------------ ---------------- --------------------------
22-Nov-04         0.1                -                -10%
----------------- ------------------ ---------------- --------------------------

----------------- ------------------ ---------------- --------------------------
15-Nov-04         0.12               -                18%
----------------- ------------------ ---------------- --------------------------
8-Nov-04          0.11               -                -9%
----------------- ------------------ ---------------- --------------------------
1-Nov-04          0.12               -                9%
----------------- ------------------ ---------------- --------------------------
25-Oct-04         0.13               -                8%
----------------- ------------------ ---------------- --------------------------
18-Oct-04         0.12               -                -8%
----------------- ------------------ ---------------- --------------------------
11-Oct-04         0.11               -                -9%
----------------- ------------------ ---------------- --------------------------
4-Oct-04          0.14               -                24%
----------------- ------------------ ---------------- --------------------------
27-Sep-04         0.14               -                0%
----------------- ------------------ ---------------- --------------------------
20-Sep-04         0.15               -                7%
----------------- ------------------ ---------------- --------------------------
13-Sep-04         0.15               -                0%
----------------- ------------------ ---------------- --------------------------
7-Sep-05          0.14               -                -7%
----------------- ------------------ ---------------- --------------------------
1-Sep-05          0.16               -                13%
----------------- ------------------ ---------------- --------------------------

----------------- ------------------ ---------------- --------------------------